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                       [NETCOM SYSTEMS, INC. LETTERHEAD]



                                 July 16, 1999


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     RE:  NETCOM SYSTEMS, INC. S-1 REGISTRATION STATEMENT
          (FILE NO. 333-78513)

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended with reference to the Form S-1 Registration Statement No. 333-78513 of Netcom Systems, Inc. (the "Registrant") which was filed on May 14, 1999 (the "Registration Statement"). The Registrant has determined not to effect the initial public offering to which the Registration Statement relates at this time as a result of the Registrant's acquisition by Bowthorpe plc. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby withdraws the Registration Statement.


Very truly yours,

NETCOM SYSTEMS, INC.


/s/ GIL CABRAL
-----------------------
Gil Cabral
Chief Financial Officer